Part I. Registrant Information
Part II. Rule 12b-25 (b) and (c)
Part III. Narrative.
Part IV. Other Information

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 12b-25

Commission File Number 1-12082

NOTIFICATION OF LATE FILING

(Check One): ☐ Form 10-K  ☐ Form 20-F  ☒ Form 11-K  ☐ Form 10-Q

          ☐ Form N-SAR

For Period Ended: December 31, 2004

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                    Part I. Registrant Information

Full name of registrant:    Hanover Direct, Inc.

Former name if applicable:

Address of principal executive office:	1500 Harbor Boulevard Weehawken, NJ 07086

     Part II. Rule 12b-25 (b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☑	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III. Narrative.

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

     The Company recently retained the registered public accounting firm of BDO Seidman, LLP to audit the financial statements of the Hanover Direct, Inc. Savings and Retirement Plan. As a result of the recent engagement, BDO Seidman was not able to complete the audit by the due date of the Form 11-K.

Part IV. Other Information

  (1) Name and telephone number of person to contact in regard to this notification:

John Swatek	201-272-3412

(Name)	(Area code)(Telephone number)

  (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

               ☐  Yes   ☑  No

Form 10-Q for the fiscal quarter ended September 27, 2004
Form 10-K for the fiscal year ended December 25, 2004
Form 10-Q for the fiscal quarter ended March 26, 2005

  (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

               ☐  Yes   ☑  No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Hanover Direct, Inc

(Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date July 7, 2005	By: /s/ John Swatek

John Swatek, Chief Financial Officer